Exhibit 99.1

Allot Communications Names Nachum Falek as New Chief Financial Officer

Boston, MA – April 28, 2010- Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization and revenue generation solutions based on Dynamic Actionable Recognition Technology (DART), today announced the appointment of Mr. Nachum Falek as the new Chief Financial Officer of the Company.

Falek, who will join the Company in May 2010, brings significant financial, management and telecom experience to Allot.  Prior to joining Allot, he served from 2003 as the CFO of AudioCodes, a leading provider of Voice over IP (VoIP) technologies and Voice Network products.  From 2000 to 2003, he was the Director of Finance of AudioCodes.  Earlier in his career, Falek served as a Controller at ScanVec-Amiable Ltd., and as a Manager at Ernst & Young Israel.  Falek is a Certified Public Accountant (CPA) and holds a B.A. in Accounting and Economics from Haifa University and a M.B.A. from Tel Aviv University.

“We are delighted to have Nachum join Allot’s senior management team,” said Rami Hadar, President and CEO of Allot Communications.  “Nahum’s track record shows his proven financial acumen and management skills, as well as his experience in our target markets.  We are confident that his experience will shape our long-term financial strategies and play a significant role in Allot’s continued growth and success.”

“This is an exciting time to be joining Allot,” said Nachum Falek, Allot’s new CFO.  “I look forward to joining the Allot leadership team and to playing an active role in the company’s success.”

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks.

Allot Communications Contact
Jay Kalish
Executive Director Investor Relations
Tel: +972 54 2211365
jkalish@allot.com

PR Contact
Danielle Matthews
Calysto Communications
Tel: + 1 404-266-2060 x27
dmatthews@calysto.com